Exhibit 99.5

INTER-CREDITOR AGREEMENT

        This Inter-Creditor Agreement (this “Agreement”), dated November __, 2008, is entered into by and among (i) Attunity Ltd. (the “Company”), (ii) the entities listed in Exhibit A1 (collectively, “Plenus”), and (iii) the persons/entities listed in Exhibit A2 attached hereto (the “Shareholders”).

        WHEREAS, on January 31, 2007, the Company and Plenus entered into that certain Loan Agreement (the “Plenus Loan Agreement”), in connection with a loan provided by Plenus to the Company. In connection with the provision of such loan, the Company entered into a Floating Charge Agreement, dated January 31, 2007 (the “Plenus Floating Charge Agreement”) and a Fixed Charge Agreement (the “Plenus Fixed Charge Agreement”, and collectively with the Floating Charge Agreement and the Plenus Loan Agreement, including all exhibits and schedules of each, as may be amended from time to time in accordance with the provisions contained therein, the “Plenus Transaction Agreements”), granting in favor of Plenus a first ranking floating charge on all of the assets of the Company and certain rights in connection therewith, as more fully described in the Floating Charge Agreement (together with any substitution of such collateral, the “Plenus Floating Charge”) and a first ranking fixed charge on the intellectual property of the Company and certain rights in connection therewith (the “IP”), as more fully described in the Fixed Charge Agreement (together with any substitution of such collateral, the “Plenus Fixed Charge”, and together with the Plenus Floating Charge, the “Plenus Charges”); and

        WHEREAS, the Company is entering, as of the date hereof, into that certain Loan Agreement with the Shareholders (together with the ancillary agreements attached thereto, if any, the “Shareholders Loan Agreement”) pursuant to which the Shareholders will grant the Company a bridge loan in the aggregate amount of US$393,168 (the “Convertible Shareholders Bridge Loan”), in the form attached hereto as Exhibit B-1, which shall be automatically converted into Company shares or other equity securities upon the consummation of the Next Qualified Equity Financing (as defined in the Convertible Shareholders Bridge Loan in effect on the date hereof and attached hereto as Exhibit B-1) (the “Next Round”). In connection with such bridge loan, and contingent upon the receipt thereof, the Company and the Shareholders are entering into charge agreements, in the forms attached hereto as Exhibit B-2 and Exhibit B-3 (which, together with the other instruments ancillary thereto and the Shareholders Loan Agreement, each as may be amended from time to time subject to the terms of this Agreement, including Section 4 below, shall be referred to herein as the “Shareholders Loan Documents”) pursuant to which the Company will create in favor of the Shareholders, a second priority floating charge on all of the assets of the Company and certain rights in connection therewith, as more fully described in the Shareholders Floating Charge Agreement dated as of the date hereof (the “Shareholders Floating Charge”) and a second priority fixed charge on the IP, as more fully described in the Shareholders Fixed Charge Agreement, dated as of the date hereof (the “Shareholders Fixed Charge” and together with the Shareholders Floating Charge, the “Shareholders Charge Documents” and the “Shareholders Junior Charges”, as applicable); and

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

1.     Seniority of Plenus Charges. Until the payment and satisfaction in full of all the Plenus Obligations (as defined below), the Shareholders Junior Charges shall rank junior to the Plenus Charges, with respect to all Company assets.

For purposes of this Agreement, “Plenus Obligations” means all present and future indebtedness, liabilities and obligations of the Company from time to time, pursuant to the Plenus Transaction Agreements, as amended or supplemented from time to time, including principal, interest, costs, expenses and other charges, and all claims, rights, causes of action, judgments, decrees, remedies, security interests or other obligations of any kind whatsoever and howsoever arising thereunder, whether voluntary, involuntary, absolute, contingent, or by operation of law.

Without derogating from the generality of the foregoing, the parties specifically agree as follows:

During the period commencing on the date hereof and terminating upon the payment and satisfaction in full by the Company of all of the Plenus Obligations, the Plenus Fixed Charge shall rank senior to the Shareholders Fixed Charge and the Plenus Floating Charge shall rank senior to the Shareholders Floating Charge and the Shareholders or anyone on their behalf shall not attempt to enforce, foreclose, realize or apply, or take any steps (including, without limitation, the appointment of any receiver, trustee or special manager or the making of any application for such appointment or any similar proceeding) to enforce, foreclose or realize, any lien, security or charge with respect to the Company assets (including the Shareholders Junior Charges) under the Shareholders Loan Documents.

2.     Plenus’ Discretion as to Plenus Obligations and Plenus Charges. Without derogating from the provisions contained herein, the Shareholders agree and acknowledge, as between them and Plenus, that Plenus shall have the absolute power and discretion, without notice to the Shareholders, to deal in any manner with, or take any action with respect to, the Plenus Obligations (including, without limitation, principal, interest, costs and expenses payable by the Company to Plenus) and with the Plenus Charges in accordance with their terms. Without derogating from the generality of the foregoing, the Shareholders agree and acknowledge, as between them and Plenus, that during the period commencing on the date hereof and terminating upon the payment and satisfaction in full by the Company of all of the Plenus Obligations, (A) Plenus shall have absolute power and discretion, to (i) amend or supplement any of the Plenus Transaction Agreements, in accordance with their terms, (ii) to renew any or all Plenus Obligations in accordance with their terms, (iii) to declare (or refrain from declaring) any events of acceleration under any of the Plenus Transaction Agreements, (iv) to accelerate (or refrain from accelerating) any or all of the Plenus Obligations, (v) to compromise any or all of the Plenus Obligations, (vii) to accept the substitution of any collateral, (viii) to realize and enforce or refrain from realizing and enforcing the Plenus Charges or any asset pursuant to the provisions of the Plenus Charge Agreements or to elect the manner and terms of realization of the Plenus Charges, (ix) to appoint the receiver or exercise any other right granted to it pursuant to the Plenus Loan Agreements or otherwise by law in connection the Plenus Charges, and (B) the Shareholders will not take any other action which is reasonably likely to interfere with the exercise by Plenus of its rights under the Plenus Transaction Agreements (including, inter alia, the foregoing rights and actions).

The Company undertakes to promptly provide the Shareholders with a written notice upon the occurrence of any of the events described above or any default under the Plenus Loan Agreements. For the avoidance of doubt, Plenus shall have no obligation to notify the Shareholders of any of the foregoing actions or events.

The Shareholders hereby irrevocably waive, and agree not to assert, any rights to require that Plenus proceed in any manner with respect to realization (or non-realization) of the Plenus Charges or any claims relating to the manner in which Plenus pursues its rights with respect to the Plenus Charges, including, without limitation, with respect to the timing of such realization, the price obtained for the collateral or any of them or the method of realization or sale of the collateral or any of them; provided, however, that the foregoing waiver shall not apply to any action by Plenus taken in breach by Plenus of the provisions of this Agreement.

3.     Removal of Shareholders Junior Charges upon Conversion of the Shareholders Convertible Bridge Loan. Without derogating from, and subject to the provisions of Section 4 below, upon the repayment or conversion of the Shareholders Loan in accordance with its terms (including by way of conversion upon consummation of the Next Round (or prior to such date, to the extent agreed to by the Company and the Shareholders)), the Shareholders Junior Charges shall be immediately removed. Simultaneously with the execution of this Agreement, the Shareholders shall execute and deliver to the Company’s VP Finance, executed copies of the forms, notices and other documents required in order to remove the Shareholders Junior Charge upon such repayment or conversion. Such documents will be held by the Company’s VP Finance in trust until the conversion of the Shareholders Convertible Bridge Loan. Upon such conversion, the Company shall fill in the missing information, if any, in such forms, notices and other documents and promptly make the filings required in order to remove the Shareholders Junior Charges. For the avoidance of doubt, (i) the Shareholders Loan must be converted in its entirety upon the consummation of the Next Round and (ii) the definition of Next Qualified Equity Financing set forth in the Shareholders Loan Agreement may not be amended in a manner which adversely affects Plenus (including, inter alia, by amending the amount which must be raised in order for such round to qualify as the Next Qualified Equity Financing) unless the written consent of Plenus is obtained.

4.     Payment of Shareholders Obligation; Realization of the Shareholders Junior Charges. Notwithstanding the provisions of the Shareholders Loan Agreement or the Shareholders Charges Documents, during the period commencing on the date hereof and terminating upon the payment and satisfaction in full by the Company of all of the Plenus Obligations, (i) the Shareholders Obligations (as defined below) may not become due and payable (or otherwise paid) prior to the date on which the Plenus Obligations become due and payable (or otherwise paid) pursuant to the provisions of the Plenus Loan Agreements, (ii) the Shareholders shall not be entitled to declare any event of default under the Shareholders Loan Agreement until Plenus declares than an event of acceleration has occurred under the Plenus Transaction Agreements, and (iii) the Shareholders Junior Charges may not be realized and enforced until the Plenus Charges are realized and enforced and the Plenus Obligations are repaid in full. Notwithstanding anything to the contrary hereunder, Plenus acknowledges and agrees that the Company may pay interest to the Shareholders in accordance with Section 4 of the Shareholders Loan Agreement.

For the avoidance of doubt, the conversion of the Convertible Shareholders Bridge Loan shall not be deemed a repayment of the Shareholders Loan for purposes of this Section 4 (which repayment is restricted under this Section 4) and therefore the receipt of the consent of Plenus for such conversion shall not be required.

For purposes of this Agreement, “Shareholders Obligations” means all present and future indebtedness, liabilities and obligations of the Company toward the Shareholders from time to time pursuant to the Shareholders Loan Agreement and Shareholders Charge Documents, including principal, interest, costs, expenses and other charges, and all claims, rights, causes of action, judgments, decrees, remedies, security interests or other obligations of any kind whatsoever and howsoever arising thereunder, whether voluntary, involuntary, absolute, contingent, or by operation of law.

It is hereby clarified that without derogating from any other provisions of the Plenus Loan Agreements and notwithstanding the provisions of the Shareholders Loan Agreement and Shareholders Charge Documents, the Shareholders Loan Agreement and Shareholders Charge Documents may not be amended in a manner which adversely affects Plenus or its rights under the Plenus Transaction Agreements or this Agreement unless Plenus’s prior written consent is obtained.

5.     Agreement Irrevocable. This Agreement constitutes a continuing irrevocable inter-creditor agreement which, unless agreed to in writing by the parties hereto and except for undertakings contained herein which given their nature are meant to survive the termination of this Agreement), shall remain effective until the earlier to occur of (i) such time as all of the Convertible Shareholders Bridge Loan shall have been converted in full, and (ii) such time as all of the all of the Plenus Obligations have been paid and satisfied in full. The Company and the Shareholders acknowledge and agree that Plenus gave the Company its consent to enter into the Shareholders Loan Agreement and Shareholders Charge Documents in reliance and conditioned upon the entering into, and continued effectiveness of, this Agreement and the receipt of a copy of the Shareholders Loan Agreement and Shareholders Charge Documents for review prior to the date hereof. Without derogating from any other provision hereof, in the event of any contradiction between the provisions of this Agreement and the provisions of the Plenus Transaction Agreements, the Shareholders Loan Agreement, Shareholders Charge Documents or any of them, the provisions of this Agreement shall prevail.

6.     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the respective successors and assignees of Plenus, the Shareholders and the Company.

7.     Governing Law; Jurisdiction. This Agreement, its construction and enforcement, and the rights of the parties hereunder, shall be governed by, and construed in accordance with, the laws of the State of Israel, without regard to the conflict of laws provisions thereof. The competent courts sitting in Tel Aviv, Israel, shall have exclusive jurisdiction as to all disputes arising in connection with this Agreement.

8.     Amendments. Any amendment of this Agreement or any exhibit attached hereto shall require the prior written consent of all parties hereto.

9.     Plenus Consent. Notwithstanding the restrictions contained in the Plenus Transaction Agreements, by execution of this Agreement, Plenus hereby consents to the transactions contemplated by the Shareholders Loan Documents in effect on the date hereof, including, for the avoidance of doubt, the conversion of the Convertible Shareholders Bridge Loan into equity securities as contemplated thereunder. Plenus further acknowledges and agrees that the Company may take additional loan(s) of up to an aggregate of additional $500,000 from additional lenders, within no more than 60 days following the date hereof, on the same terms and conditions under the Shareholders Loan Documents (“New Lender”), by way of having such New Lender(s) execute a joinder agreement to this Agreement and the Shareholders Loan Documents. In such case, each New Lender shall be deemed a Shareholder hereunder and as Lender under the Shareholders Loan Documents.

10.     Fiduciary Responsibilities. Plenus and the Shareholders acknowledge that the Shareholders are not making any undertaking or understanding in this Agreement in any capacity other than in the Shareholder’s capacty as a lender of the Company.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written:

Attunity Ltd. By: —————————————— Name: —————————————— Title: ——————————————

Plenus Technologies Ltd. By: —————————————— Name: —————————————— Title: ——————————————

________________________________________________

PLENUS II, LIMITED PARTNERSHIP By: PLENUS MANAGEMENT (2004) LTD. —————————————————— Its. Management Company —————————————————— By: —————————————————— Its: ——————————————————	PLENUS II (D.C.M.), LIMITED PARTNERSHIP By: PLENUS MANAGEMENT (2004) LTD. —————————————————— Its. Management Company —————————————————— By: —————————————————— Its: ——————————————————

SHIMON ALON By: ——————————————

AKI RATNER By: ——————————————

BONALE FOUNDATION By: —————————————— Name: Ron Zuckerman Title:

Exhibit A1

Plenus Technologies Ltd. (on its behalf and ob behalf of its co-lender and participants)

Plenus II, Limited Partnership
Plenus II (D.C.M.), Limited Partnership

Address:
16 Abba Eban Avenue,
Herzliya Pituach
Attn: Ruthi Simha
Facsimile: (972-9) 957-8770

Exhibit A2

Shareholder	Address
Shimon Alon	5 Hanote'a Kfar Shemaryahu 46910 O: 972-9-8993003 C: 972-52-8202000 F: 972-9-8993134
Aki Ratner	7 Daniel Street, Ramat Gan 52233 Aki.ratner@attunity.com C: 972-52-5500600
Bonale Foundation	Bonale Foundation Landstr. 97 PO Box 17 FL-9494 Schaan / Vaduz Liechtenstein Tel: +423 237 7910 Fax: +423 237 7901